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FORM 5         U.S. SECURITIES AND EXCHANGE COMMISSION    OMB APPROVAL
                       WASHINGTON, D.C. 20549             OMB Number 3235-0362
[ ] Check box if                                              Expires: September 30, 1998
no longer subject                                             Estimated average burden
to Section 16 Form                                            hours per response.....0.5
or Form 5 obligations.
See instruction 1(b).
[ ] Form 3 Holdings reported
[X] Form 4 Transactions reported

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*:

Cousino              JoAnn                     S.
(Last)               (First)                 (Middle)

500 St. Clair
(Street)

Grosse Pointe           MI                  48230
(City)               (State)                 (Zip)

2. Issuer Name and Ticker or Trading Symbol: CROWLEY, MILNER AND COMPANY - COM

3. IRS or Social Security Number of Reporting Person (Voluntary):

4. Statement for Month/Year: 1/98

5. If Amendment, Date of Original (Month/Year):

6. Relationship of Reporting Person to Issuer
   (Check all applicable):
   [X]  Director                      [ ]  10% Owner
   [ ]  Officer (give title below)    [ ]  Other (specify below)

7. Individual or joint/group reporting (check applicable line)
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More Than One Reporting Person

*If form is filed by more than one reporting person, see Instruction 4(b)(v).

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                                          6.
                                                 4.                         5.            Owner-
                                                 Securities Acquired (A)    Amount of     ship
                                  3.             or Disposed of (D)         Securities    Form:      7.
                                  Transaction    (Instr.3, 4 and 5)         Beneficially  Direct     Nature of
                   2.             Code           -----------------------    Owned at End  (D) or     Indirect
1.                 Transaction    (Instr.8)                (A)              of Issuer's   Indirect   Beneficial
Title of Security  Date           ------------              or              Fiscal Year   (I)        Ownership
(Instr.3)          (mm/dd/yy)     Code     V     Amount    (D)     Price    (Instr.3,4)   (Instr.4)  (Instr.4)
-----------------  -----------    ------------   -----------------------    ------------  ---------  ----------



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3):  Director Stock Option

2.  Conversion or Exercise Price of Derivative Security:  $8.50

3.  Transaction Date (Month/Day/Year):  5/21/97

4.  Transaction Code (Instr. 8):  A

5.  Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5): 2,000

6.  Date Exercisable and Expiration Date (Month/Day/Year):
    Date Exercisable:  *
    Expiration Date: 5/21/02

7.  Title and Amount of Underlying Securities (Instr. 3 and 4):
    Title:  Common Stock
    Amount or Number of Shares:  2,000

8.  Price of Derivative Security (Instr. 5):

9.  Number of Derivative Securities Beneficially Owned At End of Year (Instr. 4): 2,000

10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4):  D

11. Nature of Indirect Beneficial Ownership (Instr. 4):


Explanation of Responses:
*The undersigned, without any payment by the undersigned, was granted a non-qualified stock option to purchase 2,000 shares of the Company's Common Stock on May 21, 1997 under the Company's 1995 Director Stock Option Plan, a Rule
16b-3 Plan.  The Option is exercisable in full on the date which is three months after the date of grant.


/S/ JOANN S. COUSINO                                   3/16/98
**Signature of Reporting Person                        Date
**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: If space provided is insufficient, see Instruction 6 for procedures.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 2270 (7-96)
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